Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 27, 2024

VIA EDGAR TRANSMISSION

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 265 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 8, 2024, with respect to the Registration Statement for the Trust’s proposed new series, Return Stacked® Bonds & Merger Arbitrage ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively. The Staff also notes that the Fund’s strategy indicates that it may invest in U.S. Treasury ETFs. Please add an “acquired fund fees and expenses” line item as applicable.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. In addition, acquired fund fees and expense are not included in accordance with the estimates calculated by the Fund for its initial fiscal period.
2.	With respect to the Fund’s “Principal Investment Strategies” section on page 3, where it states that “[t]he Fund will target a 100% exposure to each of its Bond strategy and its Merger Arbitrage strategy,” consider adding a cross reference to page 9 where greater detail is provided on this concept.

Response: The Trust responds by making the requested revision.
3.	With respect to the Fund’s “Principal Investment Strategies” section on page 4, where it describes “notional value” and includes a discussion of “duration” of debt instruments, revise to include an example of “duration” (e.g., if interest rates increase by 1%, the market value of a portfolio with a duration of three years would decline by approximately 3%).

Response: The Trust responds by making the requested revision.

4.	Supplementally provide the Staff with a copy of the index’s methodology document.

Response: The Trust responds by providing the document under separate cover.
5.	In correspondence, please confirm the index and index provider are not affiliated with Fund, Adviser or Sub-Adviser. If Adviser or Sub-Adviser played a role in creating the index, please explain the role.

Response: The Trust responds supplementally by confirming that the index and index provider are not affiliated with the Fund, Adviser or Sub-Adviser. In addition, neither the Adviser nor Sub-Adviser played a role in creating the index.
6.	With respect to the Fund’s “Principal Investment Strategies” section on page 4, where it states that “the Underlying Index assesses several factors, including the probability of the merger’s completion and the relative attractiveness of the transaction compared to others in the arbitrage universe,” revise to clarify how the index determines probability of a merger’s completion and its relative attractiveness to other mergers.

Response: The Trust responds by making the requested revision as provided to the Staff under separate cover.
7.	With respect to the Fund’s “Principal Investment Strategies” section on page 4, where it states that “[u]nder normal circumstances, the Fund’s notional exposure to the Merger Arbitrage strategy will represent approximately 100% of the Fund’s net assets,” is this the measure of the gross / absolute size of all longs or shorts in the merger arbitrage strategy? Please advise and clarify in the prospectus. The Staff may have further comments.

Response: The Trust responds supplementally by stating that this measure of 100% is not a measure of the gross or absolute size of all long and short exposures in the Merger Arbitrage Strategy, which will vary over time. Rather, the intent is to disclose that the Fund’s exposure to the Merger Arbitrage strategy will represent approximately 100% of the Fund’s net assets. The Trust believes the current disclosure, which has gone through the comment process previously for similar funds, is appropriate as written. However, slight revisions have been made to match the disclosure used by previous funds that went through the comment process.
8.	With respect to the Fund’s “Principal Investment Strategies” section on page 5, in the “Collateral” section, revise to disclose the typical amount of Fund assets that will be allocated to collateral.

Response: The Trust responds by making the requested revision as provided to the Staff under separate cover.
9.	The Staff notes inclusion of a risk factor titled “U.S. Government and U.S. Agency Obligations Risk,” however, there is no reference in the strategy section to U.S. agency obligations. Reconcile this inconsistency.

Response: The Trust responds by revising the risk factor to remove reference to U.S. agency obligations.
10.	With respect to the “Dynamic Weight Adjustment” section on page 10, where it states that “the Underlying Index will systematically adjust its weighting towards deals that meet its liquidity criteria and to minimize market impact,” revise to clarify what is meant by “minimize market impact.”

Response: The Trust responds by making the requested revision as provided to the Staff under separate cover.
11.	In the “Manager of Managers” section on page 11, revise to clarify whether the relief applies to affiliated sub-advisers, unaffiliated sub-advisers, or both.

Response: The Trust responds by revising the disclosure to make clear that the relief extends to sub-advisers that are either owned by the Adviser or its parent company, as well as to unaffiliated sub-advisers, including those whose affiliation arises solely from their sub-advisory relationship.
12.	In the “Advisory and Sub-Advisory Agreements” section on page 15, the disclosure should refer to the Fund’s website or Form N-CSR. Revise as appropriate.

Response: The Trust responds by making the requested revision.

SAI

13.	On page 12 it states that, “[i]t is possible that the Fund's holding of illiquid investment could exceed the 15% limit, for example as a result of market developments or redemptions.” Reconcile this with page 15, where it states that illiquid securities percentage limitations will be observed continuously.

Response: The Trust responds by revising the disclosure on page 12 to make clear that the 15% limit will be observed continuously.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

Return Stacked® Bonds & Merger Arbitrage ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses (includes dividends and interest expense on short sales)(2)	0.02%
Total Annual Fund Operating Expenses	0.97%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1949 (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$99	$309